Intersect ENT, Inc.

1555 Adams Drive

Menlo Park, California 94025

September 12, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Intersect ENT, Inc.

Registration Statement on Form S-3ASR

Filed May 13, 2022

No. 333-237805

Withdrawal of Registration Withdrawal Request Previously Made on Form RW

Ladies and Gentlemen:

Intersect ENT, Inc., a Delaware Corporation (the “Company”), hereby respectfully requests the withdrawal, with such withdrawal to be approved effective immediately, of the registration withdrawal request filed on behalf of the Company on May 13, 2022 on Form RW (accession number 0001140361-22-019003) (the “Form RW”) in respect of the above-referenced registration statement. The Company is withdrawing the Form RW pursuant to discussions with the Securities and Exchange Commission, and is filing post-effective amendment relating to the Form S-3ASR to remove from registration any securities registered but not sold under such registration statement.

If you have any questions regarding this letter, please contact Tara Fisher, Ropes & Gray LLP, at (617) 235-4824 or tara.fisher@ropesgray.com.

Very truly yours,

INTERSECT ENT, INC.

By:	/s/ Christopher Cleary
Name:	Christopher Cleary
Title:	Senior VP, Corporate Development